UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2012
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 7, 2012, entitled "Statoil signs cooperation agreement with Rosneft".

Statoil signs cooperation agreement with Rosneft

Statoil (OSE:STL, NYSE:STO) and Rosneft today signed a cooperation agreement. The companies have agreed to jointly explore offshore frontier areas of Russia and Norway and to conduct joint technical studies on two onshore Russian assets.

The agreement also envisages Rosneft's acquisition of participating interests in selected Statoil projects.

Rosneft president Eduard Khudainatov and Statoil president and CEO Helge Lund signed the agreement, in the presence of the President-elect of the Russian Federation Vladimir Putin and Deputy Prime Minister Igor Sechin.

"This cooperation agreement is an important milestone in Statoil's exploration activity in Russia. The agreement secures a long term collaborative position with Rosneft in large, prospective frontier areas in the Barents Sea and the Sea of Okhotsk. By building on both companies' competence and experience, this agreement is a significant step further in the industrial development of the Northern areas, says Helge Lund, CEO of Statoil.

Under the agreement, Statoil and Rosneft will set up joint ventures, with Statoil holding 33.33% in each. The partners will jointly explore the Perseevsky licence in in the Russian part of the Central Barents Sea and three licences - the Kashevarovsky, Lisyansky and Magadan-1 - north of Sakhalin island in the Sea of Okhotsk. The four offshore licences cover an area of more than 100,000 square kilometres, equalling approximately 200 blocks on the Norwegian continental shelf.

"We aim for early access at scale in new and promising basins, positioning us for high impact exploration. This agreement is at the core of our strategy, supporting our long term growth ambitions," says Lund.

Statoil will fund the initial exploration necessary to determine the commercial value of the four licences.

In addition the two companies will conduct joint technical studies on two onshore Russian assets. At the North-Komsomolskoye field in West Siberia Statoil can contribute with experience and competence from both Brazil and the Norwegian continental shelf to unlock the potential of this significant non-producing greenfield. At the shale oil play in the Stavropol area in southwestern Russia Statoil can bring its unconventional experience from the US to the benefit of this proven, unappraised play.

The cooperation agreement also provides Rosneft with an opportunity to acquire interests in selected Statoil exploration licences and assets in the North Sea as well as in the Norwegian sector of the Barents Sea.

The companies have agreed on a programme to exchange and further develop technology and competence relevant for arctic offshore and unconventional exploration and production.

Information about the licences

All these licences offer access to large areas of potentially prospective frontier acreage with a phased exploration work programme in each licence. At the outset, the overall licence obligations are comprised of 2D seismic and six exploration wells for the four frontier exploration blocks. In case of success additional wells will be drilled.

Barents Sea

The Perseevsky licence is in the Russian part of the Central Barents Sea, approximately 350 kilometres from Barents Island. The licence covers 23,000 square kilometres in water depths of 150-250 metres. 5,500 line kilometres of 2D is to be acquired by 2016, 1,000 square kilometres of 3D by 2018 and a first exploration well is to be drilled by 2020.

Sea of Okhotsk

The three licences - Kashevarovsky, Lisyansky and Magadan-1 - cover 79,000 square kilometres in the northern part of the Sea of Okhotsk, north-east of the island of Sakhalin, in water depths between 70 and 350 metres where the ice free period is from July to December.

The Kashevarovsky licence:  2,000 line kilometres of 2D seismic is to be acquired from 2014 to 2016. The first exploration well should be drilled before 2019.

The Lisyansky licence:  2,000 line kilometres of 2D seismic is to be acquired from 2014 to 2018, and first exploration well is to be drilled by 2017.

The Magadan-1 licence: 1,000 line kilometres of 2D seismic is to be acquired by 2014 and first exploration well is to be drilled by 2016.

Onshore

The North-Komsomolskoye discovery is a significant non-producing greenfield in West Siberia.

The Stavropol shale oil licence is a shale-oil play in the Stavropol region in southwestern Russia.

For more information, please contact:

Investor relations

Hilde Merete Nafstad, senior vice president investor relations,
Tel: + 47 957 83 911 (mobile)

Morten Sven Johannessen, vice president, investor relations North America,
Tel: +1 203 570 2524 (mobile)

Media relations

Jannik Lindbæk jr, vice president for media relations,
Tel: + 47 977 55 622 (mobile)

Bård Glad Pedersen, press spokesperson,
Tel: +47 918 01 791 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 7, 2012	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer